SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2005
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN
                                -----------------------------------
                                SHARES
                                ------

AMVESCAP PLC
IMMEDIATE RELEASE  6 OCTOBER 2005
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7065 3942


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.        Name of company

          AMVESCAP PLC

2.        Name of shareholder having a major interest

          FMR Corp.
          Fidelity International Limited
          Mr. Edward C. Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          SHARES HELD       MANAGEMENT            NOMINEE/REGISTERED NAME
                            COMPANY

          601,900          FIGEST                BNP PARIBAS, PARIS
           10,100          FIA(K)L               STATE STREET HONG KONG
          127,500          FICL                  STATE STREET BANK AND TR CO
          487,000          FII                   JP MORGAN, BOURNEMOUTH
          209,200          FIL                   BANK OF NEW YORK BRUSSELS
        5,781,447          FIL                   BROWN BROS HARRIMAN LTD LUX
          205,200          FIL                   JP MORGAN, BOURNEMOUTH
          268,600          FIL                   NATIONAL ASTL BK MELBOURNE
           91,600          FIL                   NORTHERN TRUST LONDON
           97,900          FIL                   STATE STR BK AND TR CO LNDN
        9,546,362          FISL                  JP MORGAN, BOURNEMOUTH
           28,200          FMRCO                 MELLON BANK N.A.
           86,600          FMRCO                 NORTHERN TRUST LONDON
          254,300          FMRCO                 STATE STREET BANK AND TR CO
          157,900          FMTC                  BANK OF NEW YORK
          394,500          FMTC                  BROWN BROTHERS HARRIMAN AND CO
          122,600          FMTC                  JPMORGAN CHASE BANK
          136,500          FMTC                  NORTHERN TRUST CO
          380,500          FMTC                  STATE STREET BANK AND TR CO
          723,200          FPM                   BANK OF NEW YORK BRUSSELS
          303,900          FPM                   BANKERS TRUST LONDON
            8,200          FPM                   CHASE MANHATTAN LONDON
           62,000          FPM                   CHASE MANHATTAN BK AG FRNKFRT
           82,600          FPM                   CLYDESDALE BANK PLC
            7,300          FPM                   DEXIA PRIVATBANK
          303,200          FPM                   HSBC BANK PLC
        1,773,981          FPM                   JP MORGAN, BOURNEMOUTH
           34,300          FPM                   JPMORGAN CHASE BANK
          772,300          FPM                   MELLON BANK
          145,900          FPM                   MIDLAND SECURITIES SERVICES
        2,238,650          FPM                   NORTHERN TRUST LONDON
        1,750,151          FPM                   STATE STR BK AND TR CO LNDN
       *2,000,000          FMTC                  STATE STREET BANK AND TR CO
       -----------
       29,193,591          TOTAL

        * ordinary share equivalent of 1,000,000 ADRs held

5. Number of shares/amount of stock acquired

          NOT STATED

6. Percentage of issued class

          NOT STATED

7. Number of shares/amount of stock disposed

            -

8. Percentage of issued class

            -

9. Class of security

   ORDINARY SHARES

10.Date of transaction

   NOT STATED

11.Date company informed

   6 OCTOBER 2005

12. Total holding following this notification

          29,193,591

13. Total percentage holding of issued class following this notification

          3.59%

14. Any additional information

    FMR Corp.

    Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity
    Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

    Fidelity International Limited (FIL)

    Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

    Mr. Edward C. Johnson 3d

    A principal shareholder of FMR Corp. and Fidelity International Limited.

15. Name of contact and telephone number for queries

          MICHAEL S. PERMAN
          TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

          M.S. PERMAN
          AMVESCAP PLC
          COMPANY SECRETARY

    Date of notification

    6 OCTOBER 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  6 October, 2005                   By   /s/  Michael S. Perman
      ---------------                        --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary